Johnson Controls, Inc. 5757 N. Green Bay Avenue Milwaukee, WI 53209 Tel 414-524-2516 Fax 414-524-2077

February 28, 2013

Mr. Terence O’Brien
Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
Washington, DC 20549-7010

Re:	Johnson Controls, Inc.

Commission letter dated February 22, 2013

Commission File No. 1-5097

Response letter dated February 28, 2013

Dear Mr. O’Brien:

In response to the comment letter dated February 22, 2013 relating to Johnson Controls, Inc.’s (the Company’s) Annual Report on Form 10-K for its fiscal year ended September 30, 2012, the following is the Company’s response. For your convenience, we have included the text of the Commission’s comment.

Prior Comment 2

The Commission’s comment was as follows:

Rule 5-03.8 of Regulation S-X requires that interest expense be separately presented on the face of the Statement of Income. There is a concern that your calculation and presentation of “net financing charges” materially differs from the caption defined in the Rule. The differences appear to be from 10%-18% in the periods presented. Please revise future filings to separately present interest expense, as defined, or to provide a quantified footnote disclosure that enables investors to understand the specific amounts which comprise this account. Further, please revise your footnotes in future filings to inform investors about the Balance Sheet classification of items like the $990 million uncertain tax position liability that exceed the disclosure thresholds cited in Rule 5-02.24 of Regulation S-X.

In future filings, the Company will provide (a) the composition of “Net financing charges” as shown in the consolidated statements of income in a table included in the “Debt and Financing Arrangements” note to consolidated financial statements and (b) the balance sheet or note disclosure of assets and liabilities that meet the disclosure thresholds of Rule 5-02 of Regulation S-X, with specific disclosure as to the classification of uncertain tax positions in the consolidated statements of financial position.

In addition, the Company acknowledges the following representations:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to provide a response to the comment raised in your correspondence of February 22, 2013. If there are any further comments or questions, please do not hesitate to contact me at 414-524-3422.

Very truly yours,

JOHNSON CONTROLS, INC.

/s/ R. Bruce McDonald

R. Bruce McDonald
Executive Vice President and
Chief Financial Officer

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